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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   2  )*


                             Best Universal Lock Co.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock Without Nominal or Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    086581998
                   ------------------------------------------
                                 (CUSIP Number)

                    Russell C. Best, c/o Frank E. Best, Inc.
             P.O. Box 50444, Indianapolis, IN 46250; (317) 849-2250
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                October 12, 1995
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject or this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO. 086581998                                           PAGE 2 OF 12 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Russell C. Best - Social Security Number ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
                                7  SOLE VOTING POWER
             NUMBER OF
               SHARES              329,000
            BENEFICIALLY
              OWNED BY          8  SHARED VOTING POWER
                EACH
             REPORTING
               PERSON
                WITH            9  SOLE DISPOSITIVE POWER

                                   329,000

                               10  SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     329,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     85.1%

14   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

USIP NO. 086581998                                            PAGE 3 OF 12 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frank E. Best, Inc. - EIN 35-1142810

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) / /

3    SEC USE ONLY



4    SOURCE OF FUNDS*


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
                               7   SOLE VOTING POWER
             NUMBER OF
               SHARES              318,085
            BENEFICIALLY
              OWNED BY         8   SHARED VOTING POWER
                EACH
             REPORTING
               PERSON
                WITH           9   SOLE DISPOSITIVE POWER

                                   318,085

                              10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     318,085

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.3%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule relates to the Series A and Series B classes of common stock, without par value, of Best Universal Lock Co. (the "BUL Shares"). The address of the principal executive offices of Best Universal Lock Co. ("BUL") is: P.O. Box 50444, Indianapolis, Indiana 46250.


ITEM 2.   IDENTITY AND BACKGROUND.

     The two persons jointly filing this amended statement pursuant to Reg.
Section 240.13d-1(f)(1) are Russell C. Best and Frank E. Best, Inc.

     A.   INFORMATION RESPECTING RUSSELL C. BEST.

          1.   The person filing this statement is Russell C. Best ("Best").

          2.   His business address is P.O. Box 50444, Indianapolis, Indiana
               46250.

          3. Best is President and a director of Best Lock Corporation, a Delaware corporation. Best Lock Corporation's address is P.O. Box 50444, Indianapolis, IN 46250, and its principal business is the manufacture and sale of masterkeyed locking systems. He is also the President and a Director of BUL.

          4. During the last five years, Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          5. During the last five years, Best was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          6.   Best is a citizen of the United States of America.

     B.   INFORMATION RESPECTING FRANK E. BEST, INC..

          1.   The person filing this statement is Frank E. Best, Inc. ("FEBI").

          2. FEBI was incorporated under the laws of Washington. FEBI is a holding company in the business of owning assets for investment purposes. The address of each of FEBI's principal business and principal office is P.O. Box 50444, Indianapolis, Indiana 46250.

          3. During the last five years FEBI has not been convicted in a criminal proceeding of any type.

          4. During the last five years FEBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     C.   INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF FEBI.

          1. RUSSELL C. BEST. Russell C. Best is President and a director of FEBI. For additional information regarding Russell C. Best, see
               Item 2.A. above.

          2. MARIEA L. BEST. Mariea L. Best is a director of FEBI, BUL and BLC. Her business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. She is a homemaker. During the last five years, Mariea L. Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States of America.

          3. GREGG A. DYKSTRA. Gregg A. Dykstra is Secretary/Treasurer of FEBI, BUL and BLC. His business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. During the last five years, Gregg A. Dykstra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

          4. EDWARD C. MEMMEN, JR. Edward C. Memmen, Jr. is Vice President of FEBI, BUL and BLC. His business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. During the last five years, Edward C. Memmen, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

     D.   INFORMATION RESPECTING PERSONS CONTROLLING FEBI.

          1. RUSSELL C. BEST. For additional information regarding Russell C. Best, see Item 2.A. above.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 12, 1995, Best Lock Corporation, a Delaware corporation ("BLC") purchased 17,759 BUL Shares (representing less than 5% of the issued and outstanding shares of BUL on October 12, 1995) for a total consideration of $879,070.50 from a shareholder of BUL in a privately negotiated transaction. The funds used in making these purchases were borrowed on an unsecured line of credit from Huntington National Bank, Indianapolis, Indiana.


ITEM 4.   PURPOSE OF TRANSACTION.

     BLC acquired the securities of BUL for investment purposes.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     A.   INTEREST OF BEST.

          1.   Best beneficially owns a total of 329,000 BUL Shares, as follows:
               (a)  he actually owns, 2,127 Series A BUL Shares in his own name;
               (b) he beneficially owns 1 Series A BUL Share actually owned by his wife, Mariea L. Best; (c) he beneficially owns an additional 300,000 Series B BUL Shares which are actually owned by FEBI, by virtue of (i) Best's direct ownership of 113,311 shares of FEBI, and (ii) Best's beneficial ownership of the 204,053 shares of FEBI actually owned by Best Lock Partnership ("BLP"), a general partnership of which Best and Walter E. Best Company, Inc., a Washington corporation ("WEBCO") are the voting general partners (Best controls WEBCO by virtue of his ownership of the 1,000 voting common shares of WEBCO) and (iii) Best's beneficial ownership of 67,840 FEBI Shares which are owned by BLC, a corporation indirectly controlled by Best. Since Best beneficially owns 64.3% of the 598,710 issued and outstanding shares of FEBI, he is in a position to direct the voting and/or the disposition of the BUL Shares owned by FEBI; (d) he beneficially owns the 8,787 Series A BUL Shares owned by BLP; (e) he beneficially owns an additional 18,085 BUL Shares which are actually owned by BLC, by virtue of his beneficial ownership of 79.9% of BLC's outstanding shares which puts Best in a position to direct the voting and/or the disposition of the BUL Shares owned by BLC.

               The aggregate percentage of the BUL Shares issued and outstanding which Best beneficially owns is approximately 85.1%.

          2. The number of BUL Shares as to which Best has the sole power to vote or to direct the vote is 329,000. The number of BUL Shares as to which Best has a shared power to vote or to direct the vote is zero. The number of BUL Shares as to which Best has the sole power to dispose is 329,000. The number of BUL Shares as to which Best has a shared power to dispose is zero.

          3. Best has not been a party to any transaction involving BUL Shares that was effected during the past sixty days.


          4. Except for FEBI as respects the 300,000 Series B BUL Shares which it owns, BLP as respects the 8,787 Series A BUL Shares which it actually owns, Mariea L. Best as respects the 1 Series A BUL Share which she owns, and BLC as respects the 18,085 Series A BUL Shares which it actually owns, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the BUL Shares which Best beneficially owns.

     B.   INTEREST OF FEBI.

          1. FEBI beneficially owns 318,085 BUL Shares. FEBI actually owns 300,0000 Series B BUL Shares in its own name. FEBI beneficially owns 18,085 Series A BUL Shares actually owned by BLC, by virtue of its beneficial ownership of 82.3% of the shares of BUL which in turn owns 78.5% of the shares of BLC which puts FEBI in a position to direct the voting and/or the disposition of the BUL Shares owned by BLC. The aggregate percentage of the BUL Shares issued and outstanding which FEBI owns is approximately 82.3%.

          2. The number of BUL Shares as to which FEBI has the sole power to vote or to direct the vote is 318,085. The number of BUL Shares as to which FEBI has a shared power to vote or to direct the vote is zero. The number of BUL Shares as to which FEBI has the sole power to dispose is 318,085. The number of BUL Shares as to which FEBI has a shared power to dispose is zero.

          3. FEBI has not been a party to any transaction involving BUL Shares that was effected during the past sixty days.

          4. Except for the 18,085 Series A BUL Shares actually owned by BLC, no other person is known to have the right to directly receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the BUL Shares which FEBI beneficially owns.

     C.   INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS OF FEBI.

          1.   RUSSELL C. BEST.  See Item 5.A. above.

          2.   MARIEA L. BEST.

               a. Mariea L. Best beneficially owns 1 BUL Share, which is owned in her own name. The aggregate percentage of the BUL Shares issued and outstanding which Mariea L. Best owns is approximately 0.0%.

               b. The number of BUL Shares as to which Mariea L. Best has the sole power to vote or to direct the vote is 1. The number of BUL Shares as to which Mariea L. Best has a shared power to vote or to direct the vote is zero. The number of BUL Shares as to which Mariea L.

                    Best has the sole power to dispose is 1. The number of BUL Shares as to which Mariea L. Best has a shared power to dispose is zero.

               c. Mariea L. Best has not been a party to any transaction involving BUL Shares that was effected during the past sixty days.

               d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the BUL Shares which Mariea L. Best beneficially owns.

          3.   GREGG A. DYKSTRA.

               a. Gregg A. Dykstra beneficially owns no BUL Shares. The aggregate percentage of the BUL Shares issued and outstanding which he owns is approximately 0.0%.

               b. The number of BUL Shares as to which Gregg A. Dykstra has the sole power to vote or to direct the vote is zero. The number of BUL Shares as to which he has a shared power to vote or to direct the vote is zero. The number of BUL Shares as to which he has the sole power to dispose is zero. The number of BUL Shares as to which he has a shared power to dispose is zero.

               c. Gregg A. Dykstra has not been a party to any transaction involving BUL Shares that was effected during the past sixty days.

          4.   EDWARD C. MEMMEN, JR.

               a. Edward C. Memmen, Jr.beneficially owns no BUL Shares. The aggregate percentage of the BUL Shares issued and outstanding which he owns is approximately 0.0%.

               b. The number of BUL Shares as to which Edward C. Memmen, Jr. has the sole power to vote or to direct the vote is zero. The number of BUL Shares as to which he has a shared power to vote or to direct the vote is zero. The number of BUL Shares as to which he has the sole power to dispose is zero. The number of BUL Shares as to which he has a shared power to dispose is zero.

               c. Edward C. Memmen, Jr.has not been a party to any transaction involving BUL Shares that was effected during the past sixty days.


     D.   INTEREST OF PERSONS CONTROLLING FEBI.

          1.   RUSSELL C. BEST.  See Item 5.A. above.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the parties filing this Schedule, none of the parties hereto, or any Executive Officer or Director of such parties is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the BUL Shares which are owned by any of the parties hereto, except for the following:

     All of the FEBI Shares which Best owns directly are pledged as security for a loan obtained by Best from BLC on May 18, 1994. A copy of the Loan Agreement with respect to such loan was filed as an Exhibit to Schedule 13D filed by Best on May 31, 1994.

     The State of Washington, seller of the 17,759 shares of BUL to BLC on October 12, 1995, has indicated that it will issue a proxy to BLC to vote in favor of certain proposals at the Annual Meeting of Shareholders of BUL to be held on October 30, 1995.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A copy of the written agreement of Best and BLC relating to their joint filing of this statement as required by Reg. Section 240.13d-1(f), filed herewith, is incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  October 23, 1995                 Date:  October 23, 1995

                                        FRANK E. BEST, INC.


/s/ Russell C. Best                     By: /s/ Russell C. Best
----------------------------                ---------------------------
Russell C. Best                             Russell C. Best, President

                                    EXHIBIT I


                                    AGREEMENT


     We, Russell C. Best and Frank E. Best, Inc., a Washington corporation ("FEBI"), hereby agree that the Schedule 13D to which this Agreement is an Exhibit, respecting the acquisition of common stock of Best Universal Lock Co. by BLC, is to be filed jointly by us on behalf of both of us.

     This Agreement is intended to satisfy the requirements of Reg. Section 240.13d-1(f).

     We agree that we will jointly file any required amendments to this
Schedule 13D.

     Dated this 23rd day of October, 1995.


                                        FRANK E. BEST, INC.


/s/ Russell C. Best                By: /s/ Russell C. Best
----------------------------           ----------------------------
Russell C. Best                        Russell C. Best, President